Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

SANOFI,

VECTOR MERGER SUB, INC.

and

TRANSLATE BIO, INC.

Dated as of AUGUST 2, 2021

i

ii

EXHIBIT

Exhibit A	Definitions	A-1

Exhibit B	Certificate of Incorporation	B-1

ANNEX

Annex I	Conditions to the Offer	I-1

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of August 2, 2021, by and among: Sanofi, a French société anonyme (“Parent”); Vector Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”); and Translate Bio, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $38.00 per Share (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement.

B. Following the consummation of the Offer, Purchaser shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger and as an indirect wholly owned Subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time shall be converted into the right to receive the Offer Price, in cash, without interest and (ii) the Company shall become an indirect wholly owned Subsidiary of Parent as a result of the Merger.

C. The board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of the Company (other than Parent and its wholly owned Subsidiaries) tender their Shares to Purchaser pursuant to the Offer (such recommendation, the “Company Board Recommendation”).

D. The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and consummate the Transactions.

E. Each of Parent, Purchaser and the Company acknowledges and agrees that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated immediately following the Offer Acceptance Time.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser to enter into this Agreement, each of Baupost Group Securities, L.L.C. and Ronald C. Renaud, Jr. have entered into and delivered to Parent a tender and support agreement in connection with the Offer and the Merger.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8.1, as promptly as practicable after the date of this Agreement but in no event later than ten business days following the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions or any other terms or conditions of this Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.1.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on the 20th business day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Subject to the Parties’ respective termination rights under Section 8.1: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten business days per extension, until the Regulatory Condition has been satisfied; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser shall, at the request of the Company, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; provided, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in accordance with Section 8.1 and (y) the first business day immediately following the End Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated in accordance with Section 8.1.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to Section 8.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within 24 hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e). Except from and after a Company Adverse Change Recommendation, the Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments.

(f) Payment; Funds. On the terms specified herein and subject to the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable (and in any event within three business days) after the Offer Acceptance Time. Without limiting the generality of Section 9.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; it being understood that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action that is expressly prohibited by the terms of this Agreement.

Section 1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and a notice of appraisal rights as contemplated by Section 262 of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Notwithstanding the foregoing, unless requested otherwise by the Company, the Company, Parent and Purchaser shall use reasonable best efforts to coordinate the mailing of the Schedule 14D-9 so it can be included in a joint mailing, or otherwise jointly disseminated, to the holders of Shares together with the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Except from and after a Company Adverse Change Recommendation, Parent and Purchaser shall promptly furnish or otherwise make available to Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The obligations of the Company in this Section 1.2(a) shall not apply if the Company Board effects a Company Adverse Change Recommendation or has formally determined to do so. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly furnish to, or shall cause to be promptly furnished to, Parent a list of the Company’s stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the commencement of the Offer. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control. The information contained in any such mailing labels, lists or files shall be subject in all respects to the Confidentiality Agreement.

ARTICLE II

MERGER TRANSACTION

Section 2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.

Section 2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated in accordance with Section 8.1, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place electronically at 8:00 a.m., Eastern Time, on the same date as the Offer Acceptance Time except if (subject to Section 1.1(b)) the conditions set forth in Section 7.1 shall not be satisfied or waived by such date, in which case on no later than the first business day on which the conditions set forth in Section 7.1 are satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, Section 251(h) of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

Section 2.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) Subject to Section 6.5, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation in the form attached hereto as Exhibit B;

(b) subject to Section 6.5, the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time;

(c) the directors of the Surviving Corporation immediately after the Effective Time shall be the directors of Purchaser as of immediately prior to the Effective Time; and

(d) the officers of the Surviving Corporation immediately after the Effective Time shall be the officers of Purchaser as of immediately prior to the Effective Time.

Section 2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) each Share held immediately prior to the Effective Time by Parent or any other direct or indirect wholly owned Subsidiary of Parent (other than Purchaser) (collectively, the “Parent Shares”) shall remain outstanding and be converted into one fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation;

(iii) any Shares irrevocably accepted by Purchaser for purchase in the Offer shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iv) except as provided in clauses (i), (ii) and (iii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(e), and shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.6 without interest; and

(v) all shares of the common stock, $0.0001 par value per share, of Purchaser then outstanding shall be converted into an aggregate number of shares of common stock, $0.001 par value per share, of the Surviving Corporation equal to (A) the total number of Shares outstanding immediately prior to the Effective Time less (B) the Parent Shares.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; it being understood that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action that is expressly prohibited by the terms of this Agreement.

Section 2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the funds to which holders of such shares shall become entitled pursuant to Section 1.1(b) and (f) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.5. The Paying Agent Agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. At or promptly following the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.1(b) and (f), and with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months.

(b) Promptly (but in no event later than three business days) after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the Shares entitled to receive the Merger Consideration pursuant to Section 2.5 a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6(b), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate or Book-Entry Shares have been converted pursuant to Section 2.5.

(c) At any time following 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them.

Neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Each of the Paying Agent, Parent, Purchaser, and the Surviving Corporation shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder of Shares, Company Options or RSUs such amounts as it is required to deduct or withhold therefrom under applicable Legal Requirements; provided, that except (i) with respect to amounts treated as compensation for tax purposes or (ii) as a result of the failure of any holder of Shares to provide an Internal Revenue Service Form W-9 or W-8, as applicable, Parent shall provide the Company five days’ notice of any applicable payor’s intention to make such deduction or withholding and provide the Company with a reasonable opportunity to obtain reduction of or relief from such deduction or withholding. Parent shall reasonably cooperate with the Company to obtain such reduction or relief from such deduction or withholding. Any such amounts deducted or withheld and remitted to the appropriate Governmental Body in accordance with applicable Legal Requirements shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent shall pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article II.

Section 2.7 Dissenters’ Rights. Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive

Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. Within ten days after the Effective Time, the Surviving Corporation shall provide each of the holders of Shares with the notice contemplated by Section 262 of the DGCL. The Company shall give prompt written notice to Parent of any demands received by the Company for appraisal of any Shares, and Parent shall have the right to participate in, and direct all negotiations and Legal Proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.8 Treatment of Company Options and RSUs.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 2.8(c) (the “Option Consideration”). Any Company Option that has an exercise price that equals or exceeds the Merger Consideration shall be canceled for no consideration.

(b) Each restricted stock unit award granted pursuant to any of the Company Equity Plans or otherwise (each, an “RSU” and together, the “RSUs”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time, which amount shall be paid in accordance with Section 2.8(c) (the “RSU Consideration”).

(c) On the Surviving Corporation’s next regularly scheduled payroll date following the Effective Time (but in no event later than ten business days after the Effective Time), Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through the Surviving Corporation’s or the applicable Subsidiary’s payroll the aggregate Option Consideration and RSU Consideration payable with respect to Company Options and RSUs held by current or former employees of the Company (net of any withholding

Taxes required to be deducted and withheld by applicable Legal Requirements in accordance with Section 2.6(e)); provided, that to the extent the holder of a Company Option or RSU is not, and was not at any time during the vesting period of the Company Option or RSU, an employee of the Company for employment tax purposes, the Option Consideration or RSU Consideration payable pursuant to this Section 2.8 with respect to such Company Option or RSU (as applicable) shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 2.6.

Section 2.9 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in Section 3 is subject to (a) exceptions and disclosures set forth in the Company Disclosure Schedule and (b) disclosure in the Company SEC Documents filed prior to the date of this Agreement other than any cautionary or forward-looking information contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents):

Section 3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company does not own any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity other than its Subsidiaries. The Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Section 3.1(c) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Each such Subsidiary of the Company is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the laws of its jurisdiction of incorporation or organization and has full corporate or other organizational power and authority required to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted, except where any failure thereof has not had, and would not reasonably be expected to have a Material Adverse Effect. Each such Subsidiary of the Company is duly qualified to do business and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of its and its Subsidiaries’ certificate of incorporation and bylaws (or equivalent organizational documents, as applicable), in each case as in effect on the date hereof. Neither the Company nor any of its Subsidiaries is in material violation of any of the provisions of its certificate of incorporation or bylaws (or equivalent organizational documents, as applicable).

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 75,586,714 Shares have been issued or are outstanding as of the close of business on July 30, 2021 (the “Reference Date”); and (ii) 10,000,000 shares of Company Preferred Stock, none of which are issued or outstanding as of the close of business on the Reference Date. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) (i) None of the outstanding Shares is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, (ii) none of the outstanding Shares are subject to any right of first refusal in favor of the Company, (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Share. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares. The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on the Reference Date: (i) 12,208,438 Shares are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) no Shares are subject to or otherwise deliverable in connection with outstanding RSUs under Company Equity Plans; and (iii) 8,577 Shares are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per share of Company Common Stock as reported on the purchase date for the current offering period was equal to the Offer Price and employee contributions continue until such purchase date at the levels in place as of the Reference Date). The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company

Options and RSUs outstanding as of the date of this Agreement and the forms of all stock option agreements evidencing such Company Options and forms of stock unit agreements evidencing the RSUs. Other than as set forth in this Section 3.3(c), there are no issued, reserved for issuance, outstanding or authorized stock options, restricted stock unit awards, restricted stock awards, stock appreciation, phantom stock, profit participation or similar rights or equity or equity-based awards with respect to the Company to which the Company is a party or by which the Company is bound.

(d) Each Company Option (i) was issued in accordance with the terms of the plan under which it was granted and all applicable Legal Requirements and (ii) is not subject to Section 409A of the Code. Each Company Option characterized by the Company as an “incentive stock option” within the meaning of Section 422 of the Code complies with all of the applicable requirements of Section 422 of the Code.

(e) Except as set forth in this Section 3.3, as of the close of business on the Reference Date, there are no: (i) outstanding shares of capital stock, or other equity interest in the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

Section 3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2019, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form, registration statement, proxy statement, certification or other document with, or make any other filing with, or furnish any other material to, the SEC.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company and as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c) The Company maintains, and at all times since January 1, 2019, has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2019, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (C) any claim or allegation regarding any of the foregoing.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) Neither the Company nor any of its Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company’s Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(h) The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) Notwithstanding anything else to the contrary set forth in this Agreement, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 3.5 Absence of Changes.

(a) Since the date of the Balance Sheet through the date of this Agreement, there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect.

(b) Except as expressly contemplated by this Agreement or any COVID-19 Measures, since the date of the Balance Sheet through the date of this Agreement, the Company and its Subsidiaries have operated their respective businesses in all material respects in the ordinary course of business (except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions) and during such period the Company and its Subsidiaries have not:

(i) effected any recapitalization, reclassification, distribution, equity split or like change in its capitalization;

(ii) subjected any material portion of its properties or assets to any material Encumbrances, except for Permitted Encumbrances;

(iii) sold, assigned or transferred any material portion of its tangible assets, except in the ordinary course of business and except for sales of obsolete assets or assets with de minimis or no book value;

(iv) sold, assigned, transferred or licensed any material Intellectual Property Rights, except in the ordinary course of business;

(v) except as required pursuant to the terms of any Company Equity Plan in effect as of the date of the Balance Sheet, (A) granted to any director of the Company or any employee of the Company or its Subsidiaries who receives a total annual base salary that equals or exceeds $200,000 any increase in compensation, (B) granted to any director, employee or individual service provider of the Company or its Subsidiaries any increase in severance or termination pay or (C) entered into any employment, consulting, severance or termination agreement with any director, or any employee, other than offer letters entered into in the ordinary course of business with employees with total annual base salary less than $200,000 or as disclosed in the Company SEC Documents;

(vi) made any change in accounting methods, principles or practices (other than any immaterial change thereto), except as may have been required (A) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by Legal Requirement, including Regulation S-X promulgated under the Securities Act, in each case, as agreed to by the Company’s independent public accountants;

(vii) made any material acquisition, in a single transaction or a series of related transactions, of any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company), whether by merger, consolidation, purchase of a substantial equity interest in or a substantial portion of the assets of such Person or by any other similar manner;

(viii) made any material capital investment in, or any material loan to, any other Person, except in the ordinary course of business or pursuant to any existing agreement or budget; or

(ix) amended its organizational documents.

Section 3.6 Title to Assets. Each of the Company and its Subsidiaries has good and valid title to all material assets (excluding intellectual property, which is covered under Section 3.8) owned by it as of the date of this Agreement, including all material assets reflected on the Company’s unaudited balance sheet in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Balance Sheet”), except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure would not reasonably be expected to have a Material Adverse Effect.

Section 3.7 Real Property.

(a) Neither the Company nor any of its Subsidiaries own any real property.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries holds a valid and existing leasehold interest in the material real property that is leased, subleased or sub-subleased by the Company or such Subsidiary, as applicable, from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the leases, subleases or sub-subleases with respect to real property to which the Company is a party. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 3.8 Intellectual Property; Data Privacy.

(a) Section 3.8(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all Company Registered IP and identifies (i) the name of the owner(s), (ii) the jurisdiction of application/registration, (iii) the application, Patent or registration number and (iv) the application or registration date, as applicable, for each item of Company Registered IP. Each of the Patents and Patent applications, which are owned or purported to be owned by the Company or one of its Subsidiaries and included in the Company Registered IP, properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Legal Requirements of the United States of America and, to the knowledge of the Company, the applicable foreign jurisdiction. All Company Registered IP owned or purported to be owned, in whole or in part, by the Company (the “Owned Company Registered IP”), is subsisting and, to the knowledge of the Company, valid, enforceable, and in full force and effect. With respect to the Owned Company Registered IP, all other Company Registered IP for which the Company has responsibility for prosecution and maintenance activities, and, to the knowledge of the Company, all other Company Registered IP, all necessary registration, maintenance, renewal and other relevant filing fees due through the Closing Date have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, Internet domain name or other authorities in the United States of America or the applicable foreign jurisdiction, as the case may be, for the purpose of maintaining such Company Registered IP in full force and effect and, except as set forth on Section 3.8(a) of the Company Disclosure Schedule, there are no such filings, payments or other actions that must be made or taken on or before the three-month anniversary of the Closing Date. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than pre-issuance patent prosecution activities being conducted before a Governmental Body in the ordinary course of business) is pending or, to the knowledge of the Company, threatened, in which the use, scope, validity, enforceability or ownership of any Company Registered IP is being or has been contested or challenged. The Company and its Subsidiaries have complied with all Legal Requirements regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Owned Company Registered IP and all other Company Registered IP for which the Company has responsibility for prosecution and maintenance activities.

(b) The Company or one of its Subsidiaries, as the case may be, (i) is the sole and exclusive owner of all right, title and interest in and to all Company Registered IP owned or purported to be owned by the Company or any of its Subsidiaries and all other Company IP, in each case, free and clear of all Encumbrances other than Permitted Encumbrances and (ii) has valid and continuing rights, pursuant to valid written agreements, to use all other Intellectual Property Rights as the same are used in or necessary for the business of the Company and its Subsidiaries as presently conducted and as proposed by the Company, as of the date of this Agreement, to be conducted. The Owned Company Registered IP is currently in compliance in all material respects with all Legal Requirements necessary to record and perfect the Company’s interest in, and the chain of title of, the Owned Company Registered IP and to ensure the ability to claim priority in all jurisdictions. The Company IP and the Intellectual Property Rights licensed to the Company and its Subsidiaries (when used within the scope of the applicable license agreement), constitutes all of the material Intellectual Property Rights necessary and sufficient to enable the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries as currently conducted and as proposed by the Company, as of the date of this Agreement, to be conducted. The Company or one of its Subsidiaries, as the case may be, has executed valid and enforceable written agreements with each of its former and current directors, officers, employees, consultants and independent contractors who were or are, as applicable, engaged in creating or developing any material Company IP, pursuant to which each such Person has: (i) agreed to hold all Know-How and confidential information of the Company and its Subsidiaries in confidence both during and after such Person’s employment or retention, as applicable; and (ii) presently assigned to the Company or one of its Subsidiaries, as applicable, all of such Person’s rights, title and interest in and to all material Intellectual Property Rights created or developed for the Company or its Subsidiaries in the course of such Person’s employment or retention thereby and the Company has maintained copies of each such executed written agreement. To the knowledge of the Company, no party thereto is in default or breach of any such agreements.

(c) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any material Company IP (other than as disclosed on Section 3.8(a) of the Company Disclosure Schedule), except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP and does not require or otherwise obligate the Company or its Subsidiaries to grant or offer to any such Governmental Body or educational institution any license or other right to such Company IP (except for use rights during the term of the applicable agreement between the Company or one of its Subsidiaries and such Governmental Body or educational institution), including the right to receive royalties for the practice of such Company IP (other than pursuant to any In-bound License disclosed on Section 3.8(d) of the Company Disclosure Schedule). No current or former employee, consultant or independent contractor of the Company who contributed to the creation or development of any material Company IP has, to the knowledge of the Company, performed services for a Governmental Body or any university, college, research institute or other educational institution related to the Company’s or its Subsidiaries’ business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or its Subsidiaries.

(d) Section 3.8(d) of the Company Disclosure Schedule sets forth each agreement pursuant to which the Company or one of its Subsidiaries (i) is granted a license or is assigned, granted, or provided or otherwise receives or is conveyed any right (including a right or option to receive a license or be free from suit), under any Intellectual Property Right owned by any third party that is used by and material to the Company or its Subsidiaries in its or their business as currently conducted, other than (A) any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, commercially available Software-as-a-Service offerings or off-the-shelf software licenses, in each case, with an annual cost of no more than $1,000,000 and which do not impose restrictions or non-asserts with respect to any Intellectual Property Rights material to and either owned by or exclusively licensed to the Company or any of its Subsidiaries, and (B) any such agreements where the only Intellectual Property Rights granted to the Company or any of its Subsidiaries are non-exclusive rights granted solely for the purpose of enabling Company’s use or exploitation of the services or deliverables provided to Company pursuant to such agreements, (each such agreement covered by clause (i), an “In-bound License”), or (ii) grants to any third party a license or assigns, grants, or otherwise provides or conveys any right (including a right or option to receive a license or be free from a suit) under any material Company IP or material Intellectual Property Right licensed to the Company under an In-bound License, other than (A) any material transfer agreements, clinical trial agreements, nondisclosure agreements or services agreements or non-exclusive outbound licenses entered into in the ordinary course of business, in each case, which do not transfer ownership of Intellectual Property Rights from the Company or any of its Subsidiaries or grant rights or impose restrictions or non-asserts with respect to any Intellectual Property Rights owned by or exclusively licensed to the Company or any of Subsidiaries (except for non-exclusive rights granted solely for the purpose of providing services or conducting activities within the scope of such agreements), in each case, with an annual cost of no more than $1,000,000 and which do not transfer ownership of Intellectual Property Rights from the Company or any of its Subsidiaries or grant rights or impose restrictions or non-asserts with respect to any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, or (B) any such agreement granting non-exclusive rights granted solely for the purpose of providing services or conducting activities within the scope of such agreements (each such agreement covered by clause (ii), an “Out-bound License”).

(e) (i) The operation of the business of the Company and its Subsidiaries as currently conducted has not infringed any valid and enforceable Intellectual Property Rights of any Person, or misappropriated or otherwise violated any Intellectual Property Rights owned by any Person, and is not infringing any valid and enforceable Intellectual Property Rights of any Person, or misappropriating or otherwise violating any Intellectual Property Rights owned by any other Person; and (ii) to the knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating or otherwise violating any material Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries. As of the date of this Agreement, no Legal Proceeding is pending (or, to the knowledge of the Company, is threatened) (A) against the Company or its Subsidiaries alleging that the operation of the businesses of the Company and its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person (B) by the Company or its Subsidiaries that another Person has infringed, misappropriated or otherwise violated or is infringing, misappropriating or otherwise violating any Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of the Company and its Subsidiaries has infringed, misappropriated or otherwise violated or is infringing, misappropriating or otherwise violating any Intellectual Property Right of another Person. Notwithstanding anything to the contrary herein, the representations and warranties in this Section 3.8(e) constitute the only representations and warranties hereunder with respect to infringement, misappropriation, or other violation of any Intellectual Property Rights.

(f) The Company and its Subsidiaries have taken reasonable security and other measures, including measures against unauthorized disclosure, to protect and maintain the secrecy, confidentiality, and value of the Know-How and other confidential information included in the Company IP. No trade secret, Know-How, or proprietary information material to the business of the Company and its Subsidiaries as presently conducted or as proposed by the Company, as of the date of this Agreement, to be conducted has been authorized to be disclosed or, to the knowledge of the Company, has been actually disclosed by the Company to any Person other than pursuant to a non-disclosure agreement or other agreement adequately restricting the disclosure and use of such Intellectual Property Rights or information, and excluding any Know-How or proprietary information disclosed by the Company in publications or public filings, including as required under applicable securities laws.

(g) None of the Company IP or, to the knowledge of the Company, any material Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of a dispute that adversely and materially restricts the use, transfer, registration or licensing of, or adversely and materially affects the validity or enforceability of, any such Company IP or material Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries.

(h) (i) The computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company and its Subsidiaries (collectively, the “Company Systems”) are sufficient in all material respects for the conduct of its business as presently conducted by Company and its Subsidiaries, (ii) in the 12 months immediately prior to the date of this Agreement, there have been no failures, breakdowns or other adverse events materially affecting any such Company Systems that have caused a material disruption or interruption to the conduct of the business of the Company and its Subsidiaries as presently conducted, and (iii) to the knowledge of the Company, in the 12 months immediately prior to the date of this Agreement, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not (i) result in the breach of, or create on behalf of any third party the right to terminate or modify any In-bound License or Out-bound License, (ii) result in or require the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or Intellectual Property Rights licensed to the Company or any of its Subsidiaries or (iii) cause a material loss or impairment of any Company IP or Intellectual Property Rights licensed to the Company or any of its Subsidiaries.

(j) The Company, the Company’s Subsidiaries and to the knowledge of the Company, any Person acting for or on the Company’s or any of its Subsidiaries’ behalf have at all times materially complied with (i) all applicable Privacy Laws, (ii) all of the Company’s and its Subsidiaries’ policies and notices regarding Personal Information, and (iii) all of the Company’s and its Subsidiaries’ contractual obligations with respect to Personal Information. The Company and each of its Subsidiaries has implemented and maintained commercially reasonable policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information. None of the Company’s or any of its Subsidiaries’ privacy policies or notices have contained any material omissions or been materially misleading or deceptive.

(k) The Company and each of its Subsidiaries has implemented and at all times maintained commercially reasonable and appropriate technical and organizational safeguards to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure and the Company and each of its Subsidiaries has taken commercially reasonable steps to require that any third party with access to Personal Information collected by or on behalf of the Company or any of its Subsidiaries has implemented and maintained the same. To the knowledge of the Company, any third party that has provided Personal Information to the Company or any of its Subsidiaries has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required by applicable Privacy Laws.

(l) To the knowledge of the Company, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or any of its Subsidiaries or collected, used or processed by or on behalf of the Company or any of its Subsidiaries and neither Company nor any of its Subsidiaries has provided or been legally required to provide any notices to any Person in connection with a disclosure of Personal Information. Neither the Company nor any of its Subsidiaries has received any notice of any claims (including notice from third parties acting on its behalf) of or investigations related to, or been charged with, the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information.

Section 3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, other than any Company Contract (1) that is a nondisclosure agreement entered into (x) in the ordinary course of business consistent with past practice or (y) in connection with discussions, negotiations and transactions related to this Agreement or other Acquisition Proposals or (2) that is an Employee Plan, including any Company Employee Agreement, which shall be governed under Section 3.16, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract (A) limiting the freedom or right of the Company or its Subsidiaries, in any material respect, to engage in any line of business or to compete with any other Person in any location or line of business or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries or exclusivity obligations or restrictions, in each case that materially limit the freedom or right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(ii) any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company in an amount having a value in excess of $2,000,000 in the fiscal year ending December 31, 2020 or in any single fiscal year thereafter, other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, commercially available Software-as-a-Service offerings or off-the-shelf software licenses entered into in the ordinary course of business, in each case, which do not transfer ownership of Intellectual Property Rights from the Company or any of its Subsidiaries or grant rights or impose restrictions or non-asserts with respect to any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries (except for non-exclusive rights granted solely for the purpose of providing services or conducting activities within the scope of such agreements);

(iii) any In-bound License or Out-bound License;

(iv) any Company Contract relating to Indebtedness in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or any of its Subsidiaries;

(v) any Company Contract constituting a joint venture, partnership or limited liability company;

(vi) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or prohibits the issuance of any guaranty by the Company;

(vii) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(viii) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Shares or, to the knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Stock Awards);

(ix) any Company Contract for the lease, sublease or sub-sublease of any material real property;

(x) any Company Contract since January 1, 2019 that relates to the acquisition or disposition of any material business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets, exclusive license or otherwise), or that contains a material right of first negotiation, right of first refusal or similar right;

(xi) any Company Contract with any Governmental Body under which payments in excess of $2,000,000 were received by the Company in the most recently completed fiscal year;

(xii) each Contract to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries has continuing guarantee, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that could result in payments in excess of $500,000;

(xiii) any Company Contract, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other Person that would be material to the Company, other than any such Company Contracts entered into in the ordinary course of business; and

(xiv) any hedging, swap, derivative or similar Company Contract.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract. Except as would not, individually or in the aggregate, reasonably be expected to be material of the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor, to the knowledge of the Company, the other party is in breach of or default under any Material Contract and, neither the Company, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract; (ii) each Material Contract is, with respect to the Company and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect; and (iii) to the knowledge of the Company, each Material Contract is enforceable by the Company in accordance with its terms, subject to (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (B) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2020 through the date of this Agreement, the Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Company has not waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect.

Section 3.10 Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities of the type required to be disclosed in the liabilities column of a consolidated balance sheet prepared in accordance with GAAP, except for: (a) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred pursuant to the terms of this Agreement; (c) liabilities for performance of obligations of the Company or any of its Subsidiaries under Contracts binding upon the Company or any of its Subsidiaries (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business; (d) liabilities incurred in the ordinary course of business since the date of the Balance Sheet; and (e) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.11 Compliance with Legal Requirements. The Company and each of its Subsidiaries are, and since January 1, 2019, have been, in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and, since January 1, 2019, neither the Company nor any of its Subsidiaries have been given written notice of, or been charged with, any unresolved violation of, any Legal Requirement, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company does not produce, design, test, manufacture, fabricate or develop a “critical technology,” as that term is defined in 31 C.F.R. Section 800.215 on the date of this Agreement, that is (i) utilized in connection with the Company’s activity in one or more “pilot program industries,” as that term is defined in 31 C.F.R. Section 801.204 on the date of this Agreement, or (ii) designed by the Company specifically for use in one or more “pilot program industries.”

Section 3.12 Regulatory Matters.

(a) The Company and each of its Subsidiaries possesses all material approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents (“Regulatory Authorizations”) from the U.S. Food and Drug Administration (the “FDA”) and all other applicable Governmental Bodies relating to the Company’s and each of its Subsidiaries’ products and product candidates (“Company Products”) or that are necessary for the Company or any of its Subsidiaries to conduct its business in all material respects as presently conducted. Except as would not reasonably be expected to have a Material Adverse Effect, (i) all such Regulatory Authorizations are (A) in full force and effect, (B) validly registered and on file with applicable Governmental Bodies and (C) in compliance with all formal filing and maintenance requirements and (ii) the Company and each of its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Regulatory Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof. Except as would not reasonably be expected to be material to the Company, (1) the Company and each of its Subsidiaries has filed, maintained or furnished to FDA or other applicable Governmental Bodies all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and (2) all such submissions were complete and accurate and in compliance with applicable Legal Requirements when filed (or were corrected or completed in a subsequent filing).

(b) Except as would not reasonably be expected to have a Material Adverse Effect, all preclinical and clinical investigations sponsored by the Company or any of its Subsidiaries are being conducted in material compliance with applicable Legal Requirements, rules, regulations and guidances, including Good Clinical Practices. Neither the FDA nor any other Governmental Body performing functions similar to those performed by the FDA has sent any written notices or other correspondence to the Company or any of its Subsidiaries with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests. Neither the Company nor any of its Subsidiaries has received any written notifications from any institutional review board, ethics committee or safety monitoring committee raising any material issues that require or would require the termination, suspension or investigation of, or seeking to place a clinical hold order on or otherwise delay or materially restrict any, clinical studies proposed or currently conducted by, or on behalf of, the Company or any of its Subsidiaries, and, to knowledge of the Company, no such action has been threatened. With respect to each Company Product, the Company has made available to Parent complete and accurate copies of all material clinical and preclinical data in the possession of and reasonably available to the Company or any of its Subsidiaries and all material written correspondence that exists as of the date of this Agreement between the Company or any of its Subsidiaries and the applicable Governmental Bodies, in each case with respect to any clinical studies proposed or currently conducted by, or on behalf of, the Company or any of its Subsidiaries.

(c) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officers, employees, agents or clinical investigators of the Company or any of its Subsidiaries has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is and since January 1, 2019, has been in compliance with all healthcare laws applicable to the operation of its business as currently conducted, including (i) any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.); (ii) the Federal Food, Drug and Cosmetics Act (“FDCA”); (iii) the Health Insurance Portability and Accountability Act of 1996 and the Health Information and Technology for Economic and Clinical Health Act (collectively “HIPAA”); (iv) Legal Requirements which are cause for exclusion from any federal health care program; and (v) Legal Requirements relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any enforcement, regulatory or administrative proceedings regarding compliance with healthcare laws and, to the knowledge of the Company, no such enforcement, regulatory or administrative proceeding has been threatened. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has had any unauthorized use or disclosure of “protected health information” (as such term is used under HIPAA) that would constitute a security incident or breach that would require the Company to provide notice under HIPAA.

(e) To the extent required by applicable Legal Requirements, all manufacturing operations conducted for the benefit of the Company with respect to any Company Product used in human clinical trials have been conducted in accordance with GMP Regulations, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

Section 3.13 Certain Business Practices. Within the previous five years, neither the Company, any Subsidiary of the Company, any director or officer of the Company, nor, to the knowledge of the Company, any employee, representative, agent, consultant, or any other person (in each case, acting for or on behalf of the Company or a Subsidiary of the Company) has violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, applicable anti-money laundering laws and any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect, or has, in violation of Anti-Corruption Laws: (a) directly or indirectly paid, offered or promised to make or offer any contribution, gift, entertainment or other expense, (b) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind to or for the benefit of any foreign or domestic government official or employee, or to any foreign or domestic political party, any candidate thereof or any campaign, (c) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, rebate, or other similar payment of any nature, (d) established or maintained any fund of corporate monies or other properties, (e) created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries related to any of the foregoing, or (f) taken or caused to be taken any other action in connection with the business of the Company, except, in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has established and maintains policies and procedures designed to reasonably ensure compliance with Anti-Corruption Laws. Within the previous five years, neither the Company, any Subsidiary of the Company, any director or officer of the Company, nor, to the knowledge of the Company, any employee, representative, agent, consultant, or any other person (in each case, acting for or on behalf of the Company or a Subsidiary of the Company) has done any business, directly or indirectly, with or in the Crimea Region of Ukraine, Cuba, Iran, Syria, Sudan, North Korea, Venezuela or with any other Person with whom business or any other dealing is restricted or prohibited for a U.S. entity by U.S. economic sanctions, U.S. export controls, or other U.S. trade controls.

Section 3.14 Governmental Authorizations. The Company and each of its Subsidiaries holds all Governmental Authorizations necessary to enable the Company and each such Subsidiary to conduct its business in the manner in which its businesses is currently being conducted, except where failure to hold such Governmental Authorizations would not have a Material Adverse Effect. The material Governmental Authorizations held by the Company and its Subsidiaries are, in all material respects, valid and in full force and effect. The Company and each of its Subsidiaries is in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not have a Material Adverse Effect.

Section 3.15 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each of the income and other Tax Returns required to be filed by the Company or any of its Subsidiaries with any Governmental Body have been filed on or before the applicable due date (taking into account any extensions of such due date), and all such Tax Returns are true, accurate and complete, (ii) all Taxes of the Company or any of its Subsidiaries due and payable (whether or not shown as due and owing on such Tax Returns) have been timely paid by the Company or any of its Subsidiaries, as applicable, and (iii) the Company and each of its Subsidiaries has withheld and paid over to the appropriate Governmental Body (or is holding for payment not yet due) all Taxes required to have been withheld and paid by it.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any of its Subsidiaries which deficiency has not been paid, settled or withdrawn or is not being contested in good faith and in accordance with applicable Legal Requirements and has been disclosed to Parent and Purchaser, (ii) there are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries, and (iii) no written claim has been made by any Governmental Body in a jurisdiction in which the Company or any of its Subsidiaries, as applicable, does not file Tax Returns that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements made in the ordinary course of business, the primary subject matter of which is not Tax). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of another Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement), as a transferee or successor, or otherwise by operation of Legal Requirements.

(d) Within the past two years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(e) Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local law).

(f) The Company has not been, and will not be, a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) The Company is not subject to and has no liability pursuant to Section 965 of the Code.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of: (i) pursuant to Section 481 of the Code (or any corresponding or similar provisions of state, local or non-U.S. income Tax Legal Requirements) a change in method of accounting made prior to the Closing Date, (ii) a closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Legal Requirements) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) a prepaid amount received prior to the Closing Date.

(i) Neither the Company nor any of its Subsidiaries has deferred any Taxes under Section 2302 of the CARES Act, claimed any Tax credit under Section 2301 of the CARES Act or otherwise taken any action to elect or avail itself of any provision of the CARES Act relating to Taxes.

Section 3.16 Employee Matters; Benefit Plans.

(a) Subject to applicable Legal Requirements, the employment of each of the Company’s employees is terminable by the Company at will. The Company is not a party to, has no duty to bargain for, nor is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company. Since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company or any of its employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute.

(b) Since January 1, 2019, there is no material Legal Proceeding pending or, to the knowledge of the Company, threatened in writing relating to the employment or engagement of any Company Associate, including relating to any Employee Plan. Since January 1, 2019, the Company has complied with all applicable Legal Requirements related to employment, including employment practices, payment of wages and hours of work, leaves of absence, plant closing notification, privacy rights, labor dispute, workplace safety, retaliation, immigration, and discrimination matters, except any lack of compliance which has not had and would not reasonably be expected to result in a Material Adverse Effect.

(c) Section 3.16(c) of the Company Disclosure Schedule sets forth a complete list of each material Employee Plan. The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan (excluding for this purpose all employment agreements, offer letters, and consulting agreements that do not materially deviate from the Company’s standard form) accurate and complete copies of the following, as relevant: (i) all material plan documents and all material amendments thereto, and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent Form 5500 and all schedules thereto; (iv) the most recent summary plan descriptions and any material modifications thereto; (v) the most recent nondiscrimination tests required to be performed under the Code; and (vi) any material non-routine communications with any Governmental Body regarding any Employee Plan.

(d) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has during the past six years maintained, contributed to, or been required to contribute to (i) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA, (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. To the knowledge of the Company, each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code.

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Company nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director or contractor of the Company pursuant to any retiree medical benefit plan or other retiree welfare plan or Employee Plan.

(g) Since January 1, 2019, all individuals who perform or have performed services for the Company have been properly classified under applicable law as (i) employees or independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act of 1938 and applicable state laws), and no such individual has been improperly included or excluded from any Employee Plan, except for non-compliance or exclusions which would not reasonably be expected to result in a Material Adverse Effect and the Company has not received notice of any pending or, to the knowledge of the Company, threatened inquiry or audit from any Governmental Body concerning any such classifications.

(h) The Company maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each “nonqualified deferred compensation plan” maintained by the Company has been at all times in documentary and operational compliance with the requirements of Code Section 409A.

(j) Except as provided in Section 6.3, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or under any Employee Plan, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Company under any Employee Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or under any Employee Plan, (iv) limit the right to modify, amend or terminate any Employee Plan (except any limitations imposed by applicable Legal Requirements, if any), or (v) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise tax by any Person under Section 4999 of the Code.

(k) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to any Employee Plan, (i) no Legal Proceeding (other than routine claims for benefits in the ordinary course) are pending, or, to the knowledge of the Company, threatened against any Employee Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of any Employee Plan with respect to the operation thereof, and (ii) to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Proceeding.

(l) No Company Associates were furloughed, terminated, laid off, had their hours reduced or had their compensation reduced by the Company or any of its Subsidiaries as a direct result of COVID-19.

(m) The Company is in compliance with any and all “stay-at-home” orders or similar directives issued by state or local health authorities applicable to any location in which the Company operates. To the extent the Company is requiring employees to perform in-person work in any locations subject to a health and safety order, the Company represents that its requirements for in-person services meet the standards set forth in the current order. To the extent the Company is aware of any employees that have tested positive for COVID-19, the Company has taken all necessary precautions with respect to such employee and his/her suspected close contacts required by any applicable federal, state, and local health authorities. The Company has also documented any work-related injury and illness to the extent required by the U.S. Occupational Safety and Health Administration.

Section 3.17 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and since January 1, 2019 has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of its business; (b) as of the date hereof, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or, to the Company’s knowledge, the Leased Real Property; (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or any of its Subsidiaries relating to or arising under Environmental Laws; (d) to the knowledge of the Company: (i) no Person has been exposed to any Hazardous Materials at a property or facility of the Company or any of its Subsidiaries at levels in excess of applicable permissible exposure levels; and (ii) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of the Company or any of its Subsidiaries under any Environmental Law; and (e) neither the Company nor any of its Subsidiaries has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

Section 3.18 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect, all such insurance policies are in full force and effect (except for any expiration thereof in accordance with its terms), no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

Section 3.19 Legal Proceedings; Orders.

(a) As of the date hereof, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Company or any of its Subsidiaries or to the knowledge of the Company, against any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Legal Proceedings that would not reasonably be expected to have a Material Adverse Effect.

(b) As of the date hereof, there is no order, writ, injunction or judgment to which the Company or any of its Subsidiaries is subject that is reasonably likely to have a Material Adverse Effect.

(c) To the Company’s knowledge, as of the date hereof, no investigation or review by any Governmental Body with respect to the Company is pending or is being threatened, other than any investigations or reviews that would not reasonably be expected to have a Material Adverse Effect.

Section 3.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.8 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions has been duly authorized by all necessary corporate action on the part of the Company. The Company Board (at a meeting duly called and held, at which all directors of the Company were present and voting in favor) has unanimously approved the Company Board Recommendation, which resolutions constituting the Company Board Recommendation, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.21 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL shall be inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

Section 3.22 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition and the accuracy of the representations and warranties set forth in Section 4.8, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

Section 3.23 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of the Company; (b) cause a violation by the Company of any Legal Requirement or order applicable to the Company, or to which the Company is subject;

or (c) conflict with, result in breach by the Company of, constitute a default on the part of the Company under, or require any consent or approval under, any Material Contract, except in the case of clauses (b) and (c), for such violations as would not reasonably be expected to have a Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act, Antitrust Laws in any foreign jurisdiction, and the rules and regulations of Nasdaq, to the knowledge of the Company, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 3.24 Opinions of Financial Advisors. The Company Board (in such capacity) has received the opinion of Centerview Partners LLC, on or prior to the date of this Agreement, that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $38.00 in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares and any Shares held by any affiliate of the Company or Parent) pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall provide a copy of such written opinion to Parent solely for informational purposes promptly following the execution and delivery of this Agreement.

Section 3.25 Financial Advisors. Except for Centerview Partners LLC and as otherwise set forth in Section 3.25 of the Company Disclosure Schedule, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of any agreements with Centerview Partners LLC and the parties set forth in Section 3.25 of the Company Disclosure Schedule.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

Section 4.1 Due Organization. Parent is a société anonyme validly existing and in good standing (to the extent the concept of “good standing” is applicable) under the applicable laws of the Republic of France and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and each of Parent and Purchaser has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

Section 4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the company power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement has been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach by Parent or Purchaser of, constitute a default on the part of Parent or Purchaser under, or require any consent or approval under, any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

Section 4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.6 Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Purchaser, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7 Funds. Parent has, and will at the Closing have, cash resources in immediately available funds and in an amount sufficient to consummate the Transactions.

Section 4.8 Ownership of Company Common Stock. Except for 3,684,434 shares of Company Common Stock held by Parent, neither Parent nor any of Parent’s Affiliates directly or indirectly owns any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date hereof, neither Parent nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

Section 4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

Section 4.10 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

ARTICLE V

CERTAIN COVENANTS OF THE COMPANY

Section 5.1 Access to Information.

(a) During the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement in accordance with Section 8.1 (the “Pre-Closing Period”), solely for purposes of furthering the Transactions or integration planning relating thereto, on reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Company to: provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and provide copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, in each case, to the extent reasonably requested by Parent and its Representatives for reasonable business purposes; provided, that any such access (i) shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company or create material risk of damage or destruction to any material assets or property and (ii) may be limited by the Company to comply with any applicable COVID-19 Measures and to ensure that such access, in light of COVID-19 or any COVID-19 Measures, does not jeopardize the health and safety of any of the Company’s Representatives or commercial partners. Any such access shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include invasive testing.

(b) Nothing herein shall require the Company to disclose or provide access to any information that could be detrimental to the Company’s business or operations or if such disclosure could, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party) or (iii) increase the risk of facing any Regulatory Hurdle; provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated July 23, 2021, between the Company and Parent (the “Confidentiality Agreement”).

(c) All requests for information made pursuant to this Section 5.1 shall be directed to the Persons listed on Section 5.1 of the Company Disclosure Schedule.

Section 5.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period, except (w) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (x) with the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, (y) for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures or (z) as set forth in Section 5.2 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses in all material respects in the ordinary course and in compliance in all material respects with all applicable Legal Requirements, (ii) use commercially reasonable efforts to preserve intact in all material respects the material components of the Company’s and each such Subsidiary’s current business organization, including keeping available the services of current officers and key employees and (iii) use commercially reasonable efforts to maintain its relations and goodwill with all material suppliers, material customers, Governmental Bodies and other material business partners, provided, that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b) During the Pre-Closing Period, except (w) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (x) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (y) for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures or (z) as set forth in Section 5.2 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries shall:

(i) (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Share), or any rights, warrants or options to acquire any shares of its capital stock, other than in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Stock Awards;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by the Company of (A) any capital stock, equity interest or other security of the Company, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company (except on the exercise of Company Options outstanding as of the date of this Agreement or pursuant to purchase rights under the ESPP);

(iv) except as otherwise permitted under the terms of this Agreement, establish, adopt, terminate or amend any Employee Plan, or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans or grant any Company Associate any increase in compensation, bonuses or other benefits (except that the Company may amend any Employee Plans including any Company Employee Agreements to the extent required by applicable Legal Requirements);

(v) (A) enter into or amend any change-of-control, retention, employment, severance, consulting or other material agreement with any Company Associate with an annual base salary in excess of $100,000 or (B) hire, terminate (other than for cause), or layoff (or give notice of any such actions to) any employee with an annual base salary in excess of $100,000;

(vi) amend or permit the adoption of any amendment to its or its Subsidiaries’ certificate of incorporation or bylaws or equivalent organizational documents;

(vii) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii) make or authorize any capital expenditure other than any capital expenditure that (A) is provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of the Company since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $500,000 individually or $2,000,000 in the aggregate during any fiscal quarter;

(ix) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or fail to renew, permit to lapse (other than any Intellectual Property Right expiring at the end of its statutory term for which an extension or renewal cannot be obtained), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, including any material Intellectual Property Rights (except, in the case of any of the foregoing (A) in the ordinary course of business (including entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful for the conduct of the business of the Company and (C) as provided for in Section 5.2(b)(viii));

(x) receive, collect, compile, use, store, process, share, safeguard, secure (technically, physically or administratively), dispose of, destroy, disclose, or transfer (including cross-border) any Personal Information (or fail to do any of the foregoing, as applicable) in violation in any material respect of any (i) applicable Privacy Laws, (ii) privacy policies or notices of the Company or any of its Subsidiaries, or (iii) contractual obligations of the Company or any of its Subsidiaries with respect to any Personal Information;

(xi) other than in an amount not in excess of $1,000,000 in the aggregate, (A) lend money or make capital contributions or advances to, or material investments in, any Person (other than between the Company and its wholly owned Subsidiaries), or (B) incur or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business);

(xii) (A) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract, other than renewals in the ordinary course of business, or (B) enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, other than (1) any immaterial non-exclusive license agreements, (2) purchase orders (and any associated statement of work, work order, proposal or other similar description of work) in the ordinary course of business, and (3) any Contract (except with respect to any Contracts described by clauses (i), (iii), (viii), (x) and (xii) of Section 3.9) in the ordinary course of business and that are terminable by the Company without penalty on notice of 90 days of less;

(xiii) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided, that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to any such Legal Proceeding prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xiv) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions and (A) that results solely in a monetary obligation involving only the payment of monies by the Company of not more than $500,000 in the aggregate; (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company and the payment of monies by the Company that together with any settlement made under clause (A) are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (C) that results solely in a monetary obligation involving payment by the Company of an amount not greater than the amount specifically reserved in accordance with GAAP with respect to such Legal Proceedings or claim on the Balance Sheet;

(xv) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xvi) adopt or implement any stockholder rights plan or similar arrangement;

(xvii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xviii) enter into any new material line of business (it being understood that commencement of preclinical or clinical studies in compliance with Section 5.2(b)(xix) shall not be deemed to constitute a new line of business) or enter into any Contract that materially limits or otherwise materially restricts the Company or its Affiliates (including following the Effective Time, Parent and its Affiliates (other than, in the case of Parent and its Affiliates, due to the operation of Parent’s or its Affiliates’ own Contracts)) following the Closing, from engaging or competing in any line of business or in any geographic area or otherwise imposes material restrictions on the Company’s assets, operations or business;

(xix) (A) commence any clinical study of which Parent has not been informed prior to the date of this Agreement, (B) unless mandated by any regulatory authority or Governmental Body, discontinue, terminate or suspend any ongoing clinical study or (C) except as required by applicable Legal Requirement, as determined in good faith by the Company, discontinue, terminate or suspend any ongoing IND-enabling preclinical study, in each case with respect to clauses (A) through (C), without first consulting with Parent in good faith;

(xx) (A) make, change or rescind any material Tax election; (B) settle or compromise any material Tax claim; (C) change (or request to change) any material method of accounting for Tax purposes; (D) file any material amended Tax Return; (E) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business); (F) surrender any claim for a material refund of Taxes; or (G) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements) with any Governmental Body; or

(xxi) authorize any of, or agree or commit to take, any of the actions described in clauses (i) through (xix) of this Section 5.2(b).

Nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations.

Section 5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions (other than standstill provisions) that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3.

(b) Except as permitted by this Section 5.3, the Company shall, and shall direct its Representatives to, cease any direct or indirect solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and the Company shall not and shall direct its Representatives not to (i) continue any direct or indirect solicitation, knowing encouragement, knowing facilitation (including by way of providing non-public information), discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. As soon as reasonably practicable after the date of this Agreement, the Company shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within the last 180 days requesting the prompt return or destruction of all confidential information previously furnished to any Person within the last 180 days for the purposes of evaluating a possible Acquisition Proposal.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time the Company or any of its Representatives receives a written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a breach in any material respect of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof and inform such Person or group of Persons of the terms of this Section 5.3 and (ii) if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such

Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (A) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall substantially concurrently provide to Parent any non-public information concerning the Company that is provided to any such Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, that the Company may only take the actions described in clauses (A) and (B) above if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements.

(d) The Company shall (i) promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, are received by the Company or any of its Representatives, including the identity of the Person or group of Persons making such Acquisition Proposal, (ii) provide to Parent a summary of the material terms and conditions of any such Acquisition Proposal, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis and (iv) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that any such action that would otherwise constitute a Company Adverse Change Recommendation shall be made only in accordance with Section 6.1(b) (it being understand and agreed that any such communication that expressly reaffirms the Company Board Recommendation shall be deemed not to be a Company Adverse Change Recommendation).

(f) The Company agrees that in the event any Representative of the Company (acting on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

ARTICLE VI

ADDITIONAL COVENANTS OF THE PARTIES

Section 6.1 Company Board Recommendation.

(a) The Company hereby consents to the Offer and represents, as of the date of this Agreement, that the Company Board, at a meeting duly called and held, has unanimously made the Company Board Recommendation. Subject in each case to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents and, during the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i) (A) fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend, endorse or declare advisable, any Acquisition Proposal, (ii) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in clause (i) or (ii) being referred to as a “Company Adverse Change Recommendation”), (iii) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or (iv) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract (other than an Acceptable Confidentiality Agreement) with respect to any Acquisition Proposal requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.

(b) At any time prior to accepting for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):

(i) if the Company has received a written Acquisition Proposal (which Acquisition Proposal did not result from a breach in any material respect of Section 5.3) from any Person that has not been withdrawn, (A) the Company Board may make a Company Adverse Change Recommendation or (B) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (1) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Offer and the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) at least three business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (3) (x) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 5.3(d) and provided to Parent the latest draft of any documentation being negotiated in connection with the applicable Acquisition Proposal, (y) the Company shall have given Parent the three business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (z) after considering the results of any such negotiations and giving effect to any proposals made in writing by Parent, after consultation with outside legal counsel and financial advisors, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1 to the extent that any such communication expressly reaffirms the Company Board Recommendation. The provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal, which shall require a new Determination Notice, except that the references to three business days shall be deemed to be two business days, during which time the Company and its Representatives shall again comply with clause (3) above; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least three business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the three business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to any proposals made in writing by Parent, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance, which shall require a new Determination Notice, except that the references to three business days shall be deemed to be two business days, during which time the Company and its Representatives shall again comply with clause (3) above.

Section 6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) In furtherance and not in limitation of the foregoing, if and to the extent necessary to consummate the Merger before the End Date, Parent shall offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Company or any of its Subsidiaries, or (ii) the imposition of any limitation or regulation on the ability of the Company or any of its Subsidiaries to freely conduct their business or own such assets; provided, that such efforts or action does not have or would not reasonably be expected to result in a Material Adverse Effect; provided, further, that neither the Parent nor Company shall be required to agree to any such efforts or action unless conditioned on the consummation of the Merger. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that neither Parent nor the Company shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

(c) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to) (i) as promptly as reasonably practicable and advisable, but in no event later than 10 business days after the date hereof (unless Parent and the Company agree to a later date), make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(d) Without limiting the generality of anything contained in this Section 6.2, each Party hereto shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any material communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) on request, promptly furnish to the other Party a copy of such communications, subject to a confidentiality agreement limiting disclosure to outside counsel and consultants retained by such counsel, and subject to redaction or withholding of documents as necessary (A) to comply with contractual arrangements, (B) to remove references to valuation of the Company and (C) to protect confidential and competitively sensitive information, (vi) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body, permit authorized Representatives of the other Parties to be present at each meeting and telephone or video conference relating to such request, inquiry, investigation, action or Legal Proceeding. Each Party shall supply as promptly as practicable and advisable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including any “second request” under the HSR Act, received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Purchaser shall pay all filing fees under the HSR Act and for any filings under foreign Antitrust Laws.

(e) Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and shall take the lead in joint meetings with any Governmental Body in connection with obtaining any necessary antitrust or competition clearances; provided, that Parent and the Company shall consult in advance with each other and in good faith take each other’s views into account prior to taking any material substantive position in any written submissions or, to the extent practicable, discussions with Governmental Bodies. Notwithstanding the foregoing, neither Parent nor the Company shall commit to or agree with any Governmental Body to not consummate the Offer or Merger for any period of time, or to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act or other applicable Antitrust Law, and shall not pull and refile any filing made under the HSR Act, in each case without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

(f) The Company shall consult with Parent prior to taking any material substantive position with respect to the filings under the HSR Act or required by any other Governmental Body.

(g) Parent agrees that it shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person that controls one or more products, whether marketed or in development, that would reasonably be expected to compete, or if commercialized would reasonably be expected to compete, with one or more Company Products (“Competing Products”) or controls a material supplier with respect to the Company Products or any Competing Products, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Legal Requirements, (ii) increase the risk of any Governmental Body entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other transactions contemplated by this Agreement or (iii) otherwise delay or impede the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement ((i), (ii) and (iii) collectively, “Regulatory Hurdles”).

Section 6.3 Company Stock Awards.

(a) Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Stock Awards are outstanding or otherwise) to (i) accelerate the vesting and exercisability (as applicable) of each unvested Company Stock Award then outstanding so that each such Company Stock Award shall be fully vested and exercisable (as applicable) effective as of immediately prior to, and contingent upon, the Effective Time in accordance with Section 2.8, (ii) terminate each Company Equity Plan (except as otherwise agreed by Parent) effective as of and contingent upon the Effective Time and (iii) following the vesting acceleration described in clause (i) above, cause, as of the Effective Time, each unexpired and unexercised Company Option and each unexpired RSU then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Company Stock Award may be granted except, with respect to any such plan, as otherwise agreed by Parent) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 2.8.

(b) As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time and not later than the day immediately prior to the date on which the first offering period that is regularly scheduled to commence under the ESPP after the date of this Agreement, the Company shall take all necessary actions, including obtaining any necessary determinations or resolutions of the Company Board (or a committee thereof), if appropriate, and amending the terms of the ESPP as may be necessary or required under the ESPP and applicable Legal Requirements, to (i) provide that each individual participating in the Offering (as defined in the ESPP) in progress on the date of this Agreement (the “Final Offering”) shall not be permitted to increase the percentage of his or her earnings (as defined in the Final Offering documents) pursuant to the ESPP from the individual’s applicable elected percentage of earnings that was in effect when that Offering commenced, or make any non-payroll contributions to the ESPP on or following the date of this Agreement; (ii) ensure that, except for the Final Offering, no offering period under the ESPP will be authorized or commenced on or after the date of this Agreement; (iii) if the Closing will occur prior to the end of the Final Offering, provide each individual participating in the Final Offering with notice of the transactions contemplated by this Agreement prior to the Closing Date; (iv) cause the Final Offering to end no later than the date that is immediately prior to the Closing Date; (v) make any pro rata adjustments that may be necessary to reflect the shortened Purchase Period (as defined in the ESPP) of the Final Offering, but otherwise treat such shortened Purchase Period of the Final Offering as a fully effective and completed Purchase Period for all purposes pursuant to the ESPP; (vi) cause each ESPP participant’s accumulated contributions under the ESPP to be used to purchase shares of Company Common Stock in accordance with the ESPP as of the end of the Final Offering; (vii) provide that the applicable purchase price for Company Common Stock will not be decreased below the levels set forth in the ESPP as of the date of this Agreement; and (viii) ensure that no further rights are granted under the ESPP after the Effective Time. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Transactions), the Company shall terminate the ESPP.

Section 6.4 Employee Benefits. For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) during such one year period (each, a “Continuing Employee”) a base salary (or base wages, as the case may be) and incentive compensation opportunities, each of which is no less favorable than the base salary (or base wages, as the case may be) and incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and broad-based employee benefits (excluding equity and equity-based awards, severance (which is covered by Section 6.4(a)) and change in control plans, programs, perquisites and arrangements) that are substantially comparable in the aggregate to the benefits (excluding equity and equity-based awards, severance (which is covered by Section 6.4(a)) and change in control plans, programs, perquisites and arrangements) provided to such Continuing Employee immediately prior to the Effective Time. Without limiting the foregoing:

(a) For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to each Continuing Employee who suffers a termination of employment under circumstances that would have given the Continuing Employee a right to severance payments and benefits under any Employee Plan in effect immediately prior to the Closing Date with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under such applicable Employee Plan.

(b) Each Continuing Employee shall be given service credit for purposes of (i) eligibility to participate and eligibility for vesting (excluding Parent’s Post-65 Retiree Medical benefits that were eliminated for new hires as of January 1, 2020, and any Parent subsidies such as retiree medical benefits), and (ii), only under Parent’s and/or Surviving Corporation’s vacation, sick and/or PTO policies, levels of benefits, in each case under Parent’s and/or the Surviving Corporation’s employee benefit plans and arrangements to the extent such Continuing Employee is eligible to participate in such plans and arrangements and coverage under such plans and arrangements replaces coverage under a comparable Employee Plan in which such Continuing Employee participates immediately prior to the Closing Date, with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date; provided, that the foregoing shall not result in the duplication of benefits under any such employee benefit plans and arrangements or under any defined benefit pension plan.

(c) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(d) To the extent that service is relevant for eligibility, vesting or allowances under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall (i) use commercially reasonable efforts to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) use commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances, credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company (and its predecessors) to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

(e) Effective as of no later than the day immediately preceding the Closing Date, if requested by Parent in writing at least ten business days prior to the Closing Date, the Company shall cause the Translate Bio, Inc. 401(k) Plan (the “401(k) Plan”) to be terminated. If Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date), and the Company shall have taken all steps necessary to terminate the 401(k) Plan as Parent may reasonably require. To the extent that the 401(k) Plan is terminated pursuant to Parent’s request, Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or the Surviving Corporation as soon as reasonably practicable following the Closing Date, and Parent or the Surviving Corporation shall take commercially reasonable efforts to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or the Surviving Corporation with respect to each such Continuing Employee.

(f) The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Agreement shall confer upon any director, employee or service provider of the Company any right to continue in the employ or service of the Surviving Corporation, Parent or any subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Parent or any subsidiary or affiliate thereof to discharge or terminate the services of any director, employee or individual service provider of the Company at any time for any reason whatsoever, with or without cause.

Section 6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of those Persons who are directors or officers of the Company as of the date of this Agreement or have been directors or officers of the Company in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as set forth on Section 6.5(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware or other applicable Legal Requirements for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six-year period shall continue to be subject to this Section 6.5(a) and the rights provided under this Section 6.5(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) within 15 days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b).

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate and complete summary of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time, Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.5(c); provided, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.5.

(e) The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 6.6 Securityholder Litigation. The Company shall promptly notify Parent of any litigation against the Company and/or its directors relating to the Transactions. The Company shall control any Legal Proceeding brought by stockholders of the Company against the Company and/or its directors relating to the Transactions; provided, that the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such litigation, and the right to consult on the settlement with respect to such litigation, and the Company shall in good faith take such comments into account. No such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company.

Section 6.7 Additional Agreements. Without limitation or contravention of the provisions of Section 6.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions pursuant to any applicable Legal Requirements or Material Contract set forth on Section 6.7(a) of the Company Disclosure Schedule, (b) use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract set forth on Section 6.7(a) of the Company Disclosure Schedule by such Party in connection with the Transactions (provided, that notwithstanding anything to the contrary set forth in this Agreement, neither the Company nor any of its Subsidiaries shall have any obligation to make any payments or incur any liability to obtain any such Consents contemplated by this Section 6.7, and the failure to receive any such Consents shall not be taken into account with respect to whether any condition to the consummation of the Merger set forth in Article VII or the Offer set forth in Annex I shall have been satisfied) and (c) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. The Company shall deliver to Parent as promptly as reasonably practicable a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period. This Section 6.7 shall not apply to approval under Antitrust Laws, which are the subject of Section 6.2.

Section 6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation, and neither Party shall be required by this Section 6.8 to consult with or seek consent from the other Party relating to any dispute between the Parties relating to this Agreement.

Section 6.9 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

(b) The Company shall give notice to Parent as promptly as reasonably practicable after (and shall subsequently keep Parent informed on a reasonably current basis of any developments related to such notice) its becoming aware of (i) the receipt of any material notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, (ii) that any Legal Proceeding has been commenced or threatened in writing relating to or involving the Company or any of its Subsidiaries that relates to the consummation of the Transactions or (iii) the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VII or Annex I not being able to be satisfied prior to the End Date.

(c) Parent shall give notice to the Company as promptly as reasonably practicable after (and shall subsequently keep the Company informed on a reasonably current basis of any developments related to such notice) its becoming aware of (i) the receipt of any material notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, (ii) that any Legal Proceeding has been commenced or threatened in writing relating to or involving the Parent or any of its Subsidiaries that relates to the consummation of the Transactions or (iii) the occurrence or existence of any fact, event or circumstance that (A) has had or would reasonably be expected to have a Parent Material Adverse Effect or (B) is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the End Date.

Section 6.10 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 6.12 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall deliver or cause to be delivered a written consent of the sole stockholder of Purchaser adopting this Agreement.

Section 6.13 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 7.1 No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken all actions required under this Agreement to have any such order lifted.

Section 7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(c) by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement within ten business days after Parent so requests in writing (provided, that Parent may only make such request once every 30 days); or (iii) in the case of a tender offer (other than the Offer) or exchange offer subject to Regulation 14D under the Exchange Act, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer;

(d) by either Parent or the Company if the Offer Acceptance Time shall not have occurred on or prior 5 p.m. Eastern Time on February 2, 2022 (such date, the “End Date”); provided, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure of the Offer Acceptance Time to occur prior to the End Date is primarily attributable to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party; provided, further, that if on the End Date all of the conditions to Closing and the Offer Conditions, other than the conditions set forth in Section (e) of Annex I, shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by either Parent or the Company, no more than twice, by a period of 90 days (and in the case of such extension, any reference to the End Date in any other provision of this Agreement shall be a reference to the End Date as so extended);

(e) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”); provided, that the Company has complied in all material respects with the requirements of Section 5.3 and Section 6.1(b)(i) with respect to such Superior Offer and, concurrently with such termination, pays the fee specified in Section 8.3(b)(i);

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within 30 days of the date Parent gives the Company notice of such breach or failure to perform; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has prevented or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have been cured within 30 days of the date the Company gives Parent notice of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(h) by the Company if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) (other than due to a breach by the Company of its obligations under Section 1.2(b)) or if Purchaser shall have failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended).

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, that (a) this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) subject to Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for common law fraud or Willful Breach (including, in the case by Parent or Purchaser, damages based on the consideration payable to the equityholders of the Company pursuant to this Agreement). Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

Section 8.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 8.3 and in the last sentence of Section 6.2(d), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(c); or

(iii) (A) this Agreement is terminated pursuant to Section 8.1(d) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.1(d)) or Section 8.1(f), (B) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and shall not have publicly withdrawn such Acquisition Proposal prior to (1) in the case of this Agreement being subsequently terminated pursuant to Section 8.1(d), the date that is two business days prior to the Expiration Date or (2) in the case of this Agreement being subsequently terminated pursuant to Section 8.1(f), the time of the breach or failure to perform giving rise to such termination and (C) within 12 months of such termination the Company shall have consummated an Acquisition Proposal or entered into a definitive agreement with respect to an Acquisition Proposal (provided, that for purposes of this clause (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on the date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 8.3(b)(ii), within two business days after such termination or (x) in the case of Section 8.3(b)(iii), within two business days after entering into the definitive agreement with respect to the Acquisition Proposal referred to in Section 8.3(b)(iii)(C); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $96,000,000. Except in the case of common law fraud or Willful Breach, in the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination (other than in the case of common law fraud or Willful Breach); provided, that Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.5(b), but in no event shall Parent be entitled to both specific performance and the payment of the Termination Fee. Any Termination Fee paid to Parent pursuant to this Section 8.3(b) shall be offset against any award for damages given in any final and non-appealable judgment of a court of competent jurisdiction to Parent pursuant to any claim based upon common law fraud or Willful Breach.

(c) Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(d) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.1 Amendment. Prior to the Offer Acceptance Time, subject to Section 6.5(e), this Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9.3 No Survival of Representations and Warranties. None of the representations and warranties or covenants contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger, except for those covenants that by their terms survive the Effective Time, this Article IX and the any applicable defined terms in Exhibit A shall survive the Effective Time.

Section 9.4 Entire Agreement; Counterparts. This Agreement and the other agreements, exhibits, annexes and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other non-monetary equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific performance except if Parent has been paid the Termination Fee, and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Except if the Termination Fee has been paid pursuant to Section 8.3, each of the Parties hereto agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided, that (a) such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement and (b) no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder).

Section 9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable and (ii) the right of the holders of Company Stock Awards to receive the Option Consideration and/or RSU Consideration, as applicable pursuant to Section 2.8; (b) the provisions set forth in Section 6.5; and (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(c).

Section 9.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the business day following the date of transmission; provided, that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Sanofi

54, rue La Boétie

75008 Paris - France

Attention: General Counsel

Facsimile: +33 1 53 77 46 76

Email: karen.linehan@sanofi.com

with a copy to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello; Matthew Gilroy

Email: michael.aiello@weil.com; matthew.gilroy@weil.com

if to the Company (prior to the Effective Time):

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts 02421

Attention: Paul Burgess, Chief Operating Officer, Chief Legal Officer and Secretary

Email: pburgess@Translate.Bio

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attn: Krishna Veeraraghavan

Email: KVeeraraghavan@paulweiss.com

Section 9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 9.10 Obligation of Parent. Parent shall ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and Parent, as applicable, shall be jointly and severally liable with its Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 9.11 Transfer Taxes. Except as expressly provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent and Purchaser when due.

Section 9.12 Company Disclosure Schedule. The disclosures set forth in any particular part or subpart of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties or covenants of the Company that are set forth in the corresponding section or subsection of this Agreement; and (b) any other representations and warranties or covenants of the Company that are set forth in this Agreement, but in the case of this clause (b), only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties or covenants is readily apparent on the face of such disclosure. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Material Adverse Effect, and no reference to, or disclosure of, any item or other matter in the Company Disclosure Schedule shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

Section 9.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The phrases “made available” and “delivered,” when used in reference to anything made available to Parent, Purchaser or any of their respective Representatives prior to the execution of this Agreement, shall be deemed to include (i) uploading anything in the virtual data room made available in connection with the Transactions, and (ii) publicly having made available anything in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

(f) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(g) Any references to (i) any Contract (including this Agreement) are to the Contract as amended, modified, supplemented, restated or replaced from time to time (in the case of Contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Body include any successor to that Governmental Body; and (iii) any applicable Legal Requirement refers to such applicable Legal Requirement as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Legal Requirement or other law include any successor to such section.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

SANOFI

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Authorized Signatory

[Signature Page To Agreement And Plan Of Merger]

VECTOR MERGER SUB, INC.

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Authorized Signatory

[Signature Page To Agreement And Plan Of Merger]

TRANSLATE BIO, INC.

By:	/s/ Ronald C. Renaud, Jr.
Name: Ronald C. Renaud, Jr.
Title: Chief Executive Officer

[Signature Page To Agreement And Plan Of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition or license of assets of the Company equal to 20% or more of the Company’s assets or to which 20% or more of the Company’s revenues or earnings are attributable, (b) issuance or acquisition of 20% or more of the outstanding Shares, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares, in each case other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977; the Anti-Kickback Act of 1986; the UK Bribery Act of 2010; and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state antitrust laws, and all other applicable Legal Requirements and regulations (including non-U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Book-Entry Shares” means non-certificated Shares represented by book-entry.

“business day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York, NY, USA or Paris, France are authorized or required by Legal Requirements to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Change in Circumstance” means any event, development or change in circumstances that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change primarily resulting from a breach of this Agreement by the Company) and that was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of this Agreement, which event, occurrence, fact or change becomes known to the Company Board prior to the Offer Acceptance Time, other than (a) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute a Change in Circumstances), (b) any Acquisition Proposal or (c) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute a Change in Circumstances).

“Code” means the Internal Revenue Code of 1986.

“Company Associate” means each current or former officer or other employee, or individual who is a current or former independent contractor, consultant or director, of or to the Company.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between the Company and any Company Associate pursuant to which the Company is or may become obligated to: (a) make any retention, transaction bonus, or change in control payment; (b) make any payment or bear any liability in excess of $100,000, other than (i) as set forth in clause (a) of this paragraph, (ii) payments of salary or annual cash bonuses, or (iii) as required by applicable Legal Requirements; or (c) pay salary or annual cash bonuses in the aggregate in excess of $200,000.

“Company Equity Plans” the Company’s 2016 Stock Incentive Plan, as amended, the Company’s 2018 Equity Incentive Plan and the Company’s 2021 Inducement Stock Incentive Plan.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned, in whole or in part, by the Company or its Subsidiaries.

“Company Lease” means any Company Contract pursuant to which the Company or any of its Subsidiaries leases, subleases or sub-subleases Leased Real Property from another Person.

“Company Options” means all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted by the Company).

“Company Preferred Stock” means the preferred stock, $0.001 par value per share, of the Company.

“Company Registered IP” means all Registered IP owned or purported to be owned, in whole or in part, or exclusively licensed by the Company or any of its Subsidiaries.

“Company Stock Awards” means all Company Options and RSUs.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“DGCL” means the Delaware General Corporation Law, as amended.

“DOJ” means the U.S. Department of Justice.

“Employee Plan” means any compensation, employment, consulting, salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, equity or equity-based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement, change of control, transaction bonus, retention, relocation, repatriation or expatriation plan, policy, practice, program, agreement or arrangement and each other “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), or arrangement sponsored, maintained, contributed to or required to be contributed to by the Company or with respect to which the Company has any direct or indirect present or future liability (excluding workers’ compensation, unemployment compensation and other government programs).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ESPP” means the Company’s 2018 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means any Shares held by the Company, Parent, Purchaser or any of their respective Subsidiaries and any Dissenting Shares.

“FTC” means the U.S. Federal Trade Commission.

“GMP Regulations” means the applicable Legal Requirements for current Good Manufacturing Practices promulgated by the FDA under the FDCA, the European Medicines Agency or under the European Union guide to Good Manufacturing Practice for medical products and any other applicable Governmental Body in each jurisdiction where the Company or a third party acting on its behalf is undertaking a clinical trial or any manufacturing activities as of or prior to the Effective Time.

“Good Clinical Practices” means standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by any Governmental Body in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which the Company Products are distributed, sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to any products of the Company, or the equivalent application or filing submitted to any equivalent agency or Governmental Body outside the United States of America (including any supra-national agency such as the European Medicines Agency), and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Indebtedness” means (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than the Company or its Subsidiary), (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases) or (d) any guaranty of any such obligations described in clauses (a) through (c) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Intellectual Property Rights” means all past, present, and future rights, title, and interest in or relating to intellectual property, whether protected, created, or arising under the Legal Requirements of any jurisdiction in the world, including: (a) copyrights, copyrightable works, original works of authorship fixed in any tangible medium of expression to the extent protectable by applicable copyright Legal Requirement, including literary works (including all forms and types of computer software, including all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing), pictorial and graphic works that are so protectable, database and design rights, whether or not registered or published, including all data collections, “moral” rights, mask works and copyright registrations and applications in any of the foregoing and corresponding rights in works of authorship (collectively, “Copyrights”); (b) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, Internet domain names, URLs, and similar rights, and other source or business identifiers and other general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) rights associated with trade secrets, know how, inventions (including conceptions and/or reductions to practice), invention disclosures, methods, processes, protocols, specifications, techniques, technology, discoveries and improvements, proprietary rights, formulae, confidential and proprietary information, technical information, designs, drawings, procedures, models, formulations, manuals and systems, whether or not patentable or copyrightable, including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto and formulation, clinical, analytical and stability information and data, in each case which are not available in the public domain and have actual or potential commercial value that is derived, in whole or in part, from such secrecy (collectively, “Know-How”); (d) all patents, industrial property rights, patent applications, provisional patent applications and similar instruments (including any and all substitutions, revisions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, re-examinations and extensions and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor)) (collectively, “Patents”); (e) other proprietary rights in intellectual property of every kind and nature throughout the world; (f) rights of privacy and publicity; and (g) all rights to prosecute and perfect any of the foregoing through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to any of the foregoing.

“IRS” means the Internal Revenue Service.

“knowledge” with respect to an Entity means with respect to any matter in question the actual knowledge of such Entity’s executive officers.

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq).

“Material Adverse Effect” means an event, change, occurrence, circumstance or development that either (a) has a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would prevent or materially delay the consummation by the Company of the Offer or the Merger; provided, that in the case of clause (a) of this definition, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Company: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, change, occurrence, circumstance or development resulting from the execution, announcement, pendency or consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 3.23 but subject to disclosures in Section 3.23 of the Company Disclosure Schedule); (iii) any event, occurrence, circumstance, change or effect in the industries in which the Company or any of its Subsidiaries operates or in the economy generally or other general business, financial or market conditions, except to the extent (and only to the extent) that the Company is adversely affected materially disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, pandemic or epidemic (including COVID-19) or other outbreaks of diseases or quarantine restrictions, or any other similar event, except to the extent (and only to the extent) that such event, circumstance, change or effect materially disproportionately affects the Company relative to other participants in the industries or geographies in which the Company operates or the economy generally, as applicable; (vi) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (viii) any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of this Agreement; (ix) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); (x) any regulatory, preclinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Company Product (including any collaboration products) or with respect to any product of Parent or any of its Subsidiaries or any competitor of the Company (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations) or (xi) any matters disclosed in the Company Disclosure Schedule; it being understood that the exceptions in clauses (i) and (vi) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (ii) through (v) or (vii) through (xi) hereof) is or would be reasonably likely to be a Material Adverse Effect.

“Minimum Condition” is defined in Annex I.

“Nasdaq” means The Nasdaq Global Select Market.

“Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19).

“Parent Material Adverse Effect” means an event, change, occurrence or development that would prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

“Parties” means Parent, Purchaser and the Company.

“Permitted Encumbrance” means (a) any Encumbrance that arises out of Taxes either (i) not delinquent or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of the Company to the extent required by GAAP, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, excluding any In-bound License or Out-bound License, (d) any Encumbrances for which appropriate reserves have been established in the consolidated financial statements of the Company, (e) any non-exclusive licenses of Intellectual Property Rights granted to service providers in the ordinary course of business and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” means any individual, Entity or Governmental Body.

“Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective, or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Legal Requirement or by the Company or any of its Subsidiaries in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Privacy Laws” means any and all applicable Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), HIPAA, EU General Data Protection Regulation (GDPR), any and all applicable Legal Requirements relating to breach notification or marketing in connection with any Personal Information, and any laws relating to the use of biometric identifiers.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all Patents, registered Copyrights, registered mask works, and registered Trademarks, service marks and trade dress, registered Internet domain names, and all applications for the registration of any of the foregoing.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” means officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any other Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership or financial interests are, (b) an amount of voting securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are, (c) a general partner interest is, or (d) a managing member interest is, directly or indirectly owned or controlled, beneficially or of record, by such Person or by one or more of its respective Subsidiaries.

“Superior Offer” means a bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms and, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided, that for purposes of the definition of “Superior Offer”, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%.”

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

“Tax” means any tax of any kind whatsoever (including any income tax, franchise tax, license tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, premium tax, windfall profits tax, withholding tax, social security tax or payroll tax), including any interest, penalty or addition thereto, in each case imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, claim for refund, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

“Transactions” means (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement prior to the date of termination that is a consequence of an act, or failure to act, undertaken by the breaching Party with the knowledge that the taking of such act, or failure to act, would result in such breach.

In addition, the following terms shall have the meanings specified in the indicated Section of this Agreement:

Term	Section
401(k) Plan	Section 6.4(e)
Acceptable Confidentiality Agreement	Section 5.3(a)
Balance Sheet	Section 3.6
Certificates	Section 2.6(b)
Closing	Section 2.3(a)
Closing Date	Section 2.3(a)
Company	Preamble
Company Adverse Change Recommendation	Section 6.1(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Documents	Section 3.4(g)
Company Products	Section 3.12(a)
Company Related Parties	Section 8.3(c)
Company SEC Documents	Section 3.4(a)
Company Systems	Section 3.8(h)
Competing Products	Section 6.2(g)
Confidentiality Agreement	Section 5.1(b)
Continuing Employee	Section 6.4
Depository Agent	Section 2.6(a)
Determination Notice	Section 6.1(b)(i)
Dissenting Shares	Section 2.7
Effective Time	Section 2.3(b)

End Date	Section 8.1(d)
Expiration Date	Section 1.1(c)
Extension Deadline	Section 1.1(c)
FDA	Section 3.12(a)
FDCA	Section 3.12(d)
Final Offering	Section 6.3(b)
GAAP	Section 3.4(b)
HIPAA	Section 3.12(d)
In-bound License	Section 3.8(d)
Indemnified Persons	Section 6.5(a)
Indemnifying Parties	Section 6.5(b)
Initial Expiration Date	Section 1.1(c)
Leased Real Property	Section 3.7(b)
Material Contract	Section 3.9(a)
Merger	Recitals
Merger Consideration	Section 2.5(a)(iv)
Offer	Recitals
Offer Acceptance Time	Section 6.1(b)
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.1(e)
Offer Price	Recitals
Offer to Purchase	Section 1.1(b)
Option Consideration	Section 2.8(a)
Out-bound License	Section 3.8(d)
Owned Company Registered IP	Section 3.8(a)
Parent	Preamble
Parent Related Parties	Section 8.3(b)(iii)
Parent Shares	Section 2.5(a)(ii)
Paying Agent	Section 2.6(a)
Payment Fund	Section 2.6(a)
Pre-Closing Period	Section 5.1(a)
Purchaser	Preamble
Reference Date	Section 3.3(a)
Regulatory Authorizations	Section 3.12(a)
Regulatory Hurdles	Section 6.2(g)
RSU	Section 2.8(b)
RSU Consideration	Section 2.8(b)
Schedule TO	Section 1.1(e)
Schedule 14D-9	Section 1.2(a)
Shares	Recitals
Specified Agreement	Section 8.1(e)
Surviving Corporation	Recitals
Termination Fee	Section 8.3(b)(iii)

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by this Agreement, may (i) terminate the Offer: (A) upon termination of this Agreement; and (B) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c)) or (ii) amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied as of one minute following 11:59 p.m., Eastern Time, on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses (b) through (i) below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares otherwise beneficially owned by Parent or any of its wholly owned Subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)        (i) the representations and warranties of the Company as set forth in Section 3.1 (Due Organization; Subsidiaries, Etc.), Section 3.20 (Authority; Binding Nature of Agreement) and Section 3.22 (Merger Approval) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made at and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date);

(ii) the representations and warranties of the Company as set forth in Section 3.5(a) (Absence of Changes) shall have been accurate as of the date of this Agreement and shall be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);

(iii) the representations and warranties of the Company as set forth in Section 3.3(a) and the first sentence of Section 3.3(c) (Capitalization) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made at and as of such time, other than de minimis inaccuracies (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable de minimis standard as set forth in this clause (b)(iii)) only as of such date); and

I-1

(iv) the representations and warranties of the Company as set forth in this Agreement (other than those referred to in clauses (i), (ii) and (iii) above) shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made at and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded (except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(iv)) only as of such date);

(c) the Company shall have complied with, or performed, in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) Parent and Purchaser shall have received a certificate executed on behalf of the Company by an executive officer of the Company confirming that the conditions set forth in clauses (b) and (c) above have been duly satisfied;

(e) any waiting period (or any extension thereof) under the HSR Act applicable to the Transactions shall have expired or been terminated;

(f) there shall not have been issued by any court of competent jurisdiction or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, that Parent and Purchaser shall not be permitted to invoke this clause (f) unless they shall have taken all actions required under this Agreement to avoid any such order or have any such order lifted (each of the conditions in clauses (e) and (f) (in case of clause (f), as such condition relates to the HSR Act), the “Regulatory Condition”);

(g) after the date of this Agreement, there shall not have occurred a Material Adverse Effect that is continuing; and

(h) this Agreement shall not have been terminated in accordance with its terms.

I-2